SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950

ALTAI RESOURCES INC.

111 Lynedock Crescent, Toronto, Ontario, Canada, M3A 2A7 • Telephone: (416) 383-1328
Fax: (416) 383-1686 • E-mail: altai@arex.com • Internet: http://www.altairesources.com

November 4, 2002

By Fax

02060296

SUPPL

Corporate Finance
TSX Venture Exchange
The Exchange Tower, 3rd Floor,
2 First Canadian Place,
Toronto, Ontario, M5X 1J2

Attn: Ms. Jasmine Handanovic, Analyst, Corporate Finance

Dear Ms. Handanovic:

Re: Altai Resources Inc. ("Altai") - Incentive Stock Option

Please be informed that a stock option of 60,000 shares at exercise price of $0.30 per share granted to Didier Pomerleau, a director of Altai, has expired on October 26, 2002 without being exercised.

Further to our telephone conversation last week on the captioned subject, on November 1, 2002 the Altai Board has granted a stock option of 60,000 common shares to the same director, Didier Pomerleau, at the exercise price of $0.10 per share exercisable in accordance with the terms of the 2002 Stock Option Plan and expiring on October 31, 2007. As the last closing price of Altai shares prior to November 1, 2002 is $0.06 per share, therefore in accordance with TSX Venture Exchange policies, the option price for the said option has been set at the minimum required price of $0.10 per share.

Completed and signed Form 4G is submitted herewith as required. Altai is relying on the TSX Venture Exchange old policy No. 4.4, Section 2.12 for the grant of this stock option and therefore no press release will be made in view that the total number of shares and value of the said stock option are immaterial. As discussed, no fee for the said option grant and option shares is required also.

Including the above stock options cancellation and grant, Altai's number of outstanding stock option shares remain at 1,596,000 shares, leaving 697,000 shares reserved for future stock option allocation under the 2002 Stock Option Plan. The outstanding stock option shares represent 6.96% of the total outstanding and issued shares of Altai as at November 1, 2002.

Yours sincerely,
ALTAI RESOURCES INC.

Maria Au
Secretary-Treasurer

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

12/19

Encl.

c.c. Ontario Securities Commission,
Commission des Valeurs Mobilieres du Quebec,
United States Securities & Exchange Commission - Attn: Office of International Corporate Finance
Alberta Securities Commission
British Columbia Securities Commission

atcr147~tsxventure.op.21104/ma

TSX venture EXCHANGE

FORM 4G

SUMMARY FORM – INCENTIVE STOCK OPTIONS

Re: ALTAI RESOURCES INC. (the "Issuer").

Month in which stock options have been granted or amended:

November 2002.

This Form must be filed at the conclusion of each calendar month during which options have been granted or amended.

New Options Granted:

Name of Optionee	Date of news release disclosing grant (if applicable)	Position of Optionee (Director/ Officer/Employee/ Consultant	Date of Grant	No. of Optioned Shares	Exercise Price	Expiry Date
Didier Pomerleau	N/A Relying on old Policy 4.4 Section 2.12	Director	November 1, 2002	60,000	$0.10 per share	October 31, 2007

Total number of optioned shares proposed for acceptance: 60,000.

- Date shareholder approval was obtained for the Stock Option Plan: N/A.
- Subsequent to the grant of options presented above, state the number of shares remaining available for issuance under the plan: 697,000.

Amended Options:

Name of Optionee	No. of Optioned Shares	Amended Exercise Price	Original Date of Grant	New/Current Expiry Date

- If amendments are proposed to directors or officers options, disclose the date shareholder approval was obtained for the amendment: N/A

DECLARATION

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2. The Issuer is not an Inactive Company as defined in *Policy 2.6 –Inactive Issuers and Reactivation.*

3. The Filing is either in all respects in accordance with Exchange *Policy 4.4 – Incentive Stock Options*, in effect as of the date of this Declaration, or any deviations are indicated herein.

4. As of the date of grant there were no Material Changes in the affairs of the Issuer which were not publicly disclosed.

Dated November 1, 2002.

Maria Au
Name of Director or Senior Officer

Signature

Secretary-Treasurer
Official Capacity